Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Neovasc Inc.

404811-3

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Hantz Prosper

Director / Directeur

2023-04-11

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Canada